JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.0001 par value, of Hicks Acquisition Company II, Inc., a Delaware corporation,  and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this November 9, 2010.

Nomura Principal Investment Asia Limited

By: /s/ Benjamin Bair

Benjamin Bair
Chief Compliance Officer
Nomura Principal Investment Asia Limited

By: /s/ Hisato Miyashita

Hisato Miyashita
Global Head of Compliance
Nomura Holdings Inc.